Exhibit 99.2
STAR BULK CARRIERS CORP. REPORTS NET PROFIT OF $170.4 MILLION
FOR THE FIRST QUARTER OF 2022
AND DECLARES QUARTERLY DIVIDEND OF $1.65 PER SHARE

ATHENS, GREECE, May 24, 2022 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the first quarter of 2022. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to "we," "us," "our," or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.
Financial Highlights
(Expressed in thousands of U.S. dollars, except for daily rates and per share data)
	First quarter 2022	First quarter 2021
Voyage Revenues	$360,883	$200,467
Net income/(loss)	$170,364	$35,763
Adjusted Net income / (loss) (1)	$175,562	$35,744
Net cash provided by operating activities	$229,156	$79,176
EBITDA (2)	$220,683	$84,499
Adjusted EBITDA (2)	$225,881	$84,667
Earnings / (loss) per share basic and diluted	$1.67	$0.36
Adjusted earnings / (loss) per share basic (1)	$1.72	$0.36
Adjusted earnings / (loss) per share diluted (1)	$1.72	$0.36
Average Number of Vessels	128.0	119.3
TCE Revenues (3)	$304,904	$156,394
Daily Time Charter Equivalent Rate ("TCE") (3)	$27,405	$15,462
Daily OPEX per vessel (4)	$4,988	$4,410
Daily OPEX per vessel (excl. non recurring expenses) (4)	$4,747	$4,251
Daily Net Cash G&A expenses per vessel (5)	$1,065	$1,087

(1)
Adjusted Net income / (loss) and Adjusted earnings / (loss) per share basic and diluted are non-GAAP measures. Please see the table at the end of this release for a reconciliation to Net income / (loss), which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“ U.S. GAAP”), as well as for the definition of each measure.

(2)
EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the table at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains / (losses).

(3)
Daily Time Charter Equivalent Rate (“TCE”) and TCE Revenues are non-GAAP measures. Please see the table at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure.

(4)
Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (which excludes non-recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring items (such as, increased costs due to the COVID-19 pandemic or pre-delivery expenses for each vessel at acquisition, if any) by Ownership days. In the future we may incur expenses that are the same as or similar to certain non-recurring expenses that were previously excluded.

(5)
Daily Net Cash G&A expenses per vessel is calculated by (1) deducting the Management fee Income (if any), from, and (2) adding the Management fee expense to, the General and Administrative expenses (net of share-based compensation expense and other non-cash charges) and (3) then dividing the result by the sum of Ownership days and Charter-in days. Please see the table at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:
“Star Bulk reported strong results for the first quarter of 2022, with Net Income of $170.4 million, EBITDA of $220.7 million and TCE Revenues of $304.9 million. TCE for the quarter was $27,405 / day per vessel, an increase of 77% YoY. This result marks our strongest daily TCE performance for the first quarter of a year, when rates are traditionally weaker, since 2009. Looking to the next quarter, we have covered 74.3% of our available days for Q2 at a TCE of $29,759 / day per vessel.
We continue to return profits to our shareholders, with the Board of Directors approving a dividend of $1.65 per share as per the Company’s existing dividend policy. Over the last four quarters, we have distributed a dividend of $5.60 per share to our shareholders.
Dry bulk market prospects are favorable, notwithstanding the challenging global economic conditions. Main driver remains the limited supply growth with the historically low vessel orderbook and the upcoming environmental regulations further suppressing orders and speeds. Demand is still robust with continued strong commodity flows over longer distances due to infrastructure investments and trade dislocations.”

Recent Developments
Declaration of Dividend
As of March 31, 2022, we owned 128 vessels and our Total Cash Balance was $444.4 million. Taking into account the Minimum Cash Balance per Vessel of $2.10 million and deducting also the net proceeds of $4.3 million for the shares issued and sold under our effective at-the-market offering programs during the quarter (as described below), on May 24, 2022, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $1.65 per share, payable on or about June 16, 2022 to all shareholders of record as of June 3, 2022. The ex-dividend date is expected to be June 2, 2022.
Shares Outstanding Update
During 2022 and through the date of this release, we have issued and sold 654,690 common shares under the effective at-the-market offering programs at an average price of $30.85 per share, resulting in net proceeds of $19.8 million, of which we received $4.3 million as of March 31, 2022.
In April 2022, we repurchased 450,011 common shares in open market transactions at an average price of $26.07 per share for an aggregate consideration of $11.7 million, pursuant to the previously announced $50.0 million share repurchase program, all of which were cancelled and removed from our share capital as of the date of this release. As of today, we have $28.0 million outstanding under the authorized share repurchase program (the “Share Repurchase Program”).
Financing
On May 24, 2022, we repaid the outstanding amounts of $83.6 million under the lease agreements of the seven vessels acquired in February 2021 from Eneti Inc. We have received credit committee approval from a major European Bank for an amount of up to $100.0 million to replenish the cash used for the prepayment of the outstanding lease amounts of the aforementioned vessels and refinance two additional vessels with an outstanding debt balance of $16.1 million as of today.  As a result of the new facility, we expect to save approximately $1.5 million per year in interest costs.
Vessel Employment Overview
Daily Time Charter Equivalent Rate (“TCE”) is a non-GAAP measure.  Please see the table at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
For the first quarter of 2022 our TCE rate was:
Capesize / Newcastlemax Vessels:	$26,236 per day.
Post Panamax / Kamsarmax / Panamax Vessels:	$27,994 per day.
Ultramax / Supramax Vessels:	$27,169 per day.

Amounts shown throughout the press release and variations in period–on–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 102,257,673 and 99,019,944 weighted average diluted shares for the first quarter of 2022 and 2021, respectively.
First Quarter 2022 and 2021 Results
For the first quarter of 2022, we had a net income of $170.4 million, or $1.67 earnings per share, compared to a net income for the first quarter of 2021 of $35.8 million, or $0.36 earnings per share.
Adjusted net income, which excludes certain non-cash items, was $175.6 million, or $1.72 earnings per share, for the first quarter of 2022, compared to an adjusted net income for the first quarter of 2021 of $35.7 million, or $0.36 earnings per share.
Net cash provided by operating activities for the first quarter of 2022 was $229.2 million, compared to $79.2 million for the first quarter of 2021. Adjusted EBITDA, which excludes certain non-cash items, was $225.9 million for the first quarter of 2022, compared to $84.7 million for the first quarter of 2021.
Voyage revenues for the first quarter of 2022 increased to $360.9 million from $200.5 million in the first quarter of 2021 and Time charter equivalent revenues (“TCE Revenues”)1 were $304.9 million for the first quarter of 2022, compared to $156.4 million for the first quarter of 2021. TCE rate for the first quarter of 2022 was $27,405 compared to $15,462 for the first quarter of 2021 which is indicative of the significantly improved market conditions prevailing during the recent quarter.
For the first quarters of 2022 and 2021, vessel operating expenses were $57.5 million and $47.4 million, respectively, primarily driven by the increase in the average number of vessels in our fleet to 128.0 vessels in the first quarter of 2022 from 119.3 vessels for the respective quarter of 2021. Vessel operating expenses for the first quarter of 2022 included additional crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 restrictions estimated to be $2.8 million. Vessel operating expenses for the first quarter of 2021 included COVID-19 related expenses of $1.3 million and pre-delivery and pre-joining expenses of $0.5 million. Excluding non-recurring expenses such as  the increased costs due to COVID-19 and pre-delivery and pre-joining expenses, our daily operating expenses per vessel for the first quarters of 2022 and 2021 were $4,747 and $4,251, respectively. This increase was mainly driven by higher repair and maintenance costs due to the preventive maintenance program of our fleet, ensuring quality service to our clients and minimizing off hire time.
General and administrative expenses for the first quarters of 2022 and 2021 were $8.8 million and $7.3 million, respectively, primarily due to the increase in the stock based compensation expense to $1.2 million from $0.3 million and the average number of vessels in our fleet. Vessel management fees for the first quarters of 2022 and 2021 were $4.8 million and $4.7 million, respectively. Our daily net cash general and administrative expenses per vessel (including management fees and excluding share-based compensation and other non-cash charges) for the first quarters of 2022 and 2021 were $1,065 and $1,087, respectively.
Interest and finance costs net of interest and other income/(loss) for the first quarters of 2022 and 2021 were $11.8 million and $12.7 million, respectively. This decrease is primarily attributable to the decline in the average interest rate on our outstanding indebtedness, mainly driven by the refinancing of certain of our debt agreements and the redemption of our outstanding 8.30% Senior Notes in July 2021, as well as the decrease in the weighted average outstanding debt balance during the corresponding periods.

1 Please see the table at the end of this release for the calculation of the TCE Revenues.

Unaudited Consolidated Statement of Operations
(Expressed in thousands of U.S. dollars except for share and per share data)	First quarter 2022	First quarter 2021
Revenues:
Voyage revenues	$360,883	$200,467
Total revenues	360,883	200,467

Expenses:
Voyage expenses	(53,404)	(40,052)
Charter-in hire expense	(4,012)	(2,943)
Vessel operating expenses	(57,466)	(47,354)
Dry docking expenses	(8,727)	(12,191)
Depreciation	(38,461)	(36,233)
Management fees	(4,839)	(4,667)
General and administrative expenses	(8,765)	(7,297)
Gain/(Loss) on forward freight agreements and bunker swaps	(2,623)	(2,085)
Other operational loss	(614)	(1,340)
Other operational gain	267	1,017
Gain on time charter agreement termination	-	1,102

Operating income/(loss)	182,239	48,424

Interest and finance costs	(12,082)	(14,440)
Interest and other income/(loss)	261	1,750
Loss on debt extinguishment, net	-	-
Total other expenses, net	(11,821)	(12,690)

Income/(Loss) before equity in investee	170,418	35,734

Equity in income/(loss) of investee	(17)	29

Income/(Loss) before taxes	$170,401	$35,763

Income taxes	(37)	-

Net income/(loss)	$170,364	$35,763

Earnings/(loss) per share, basic and diluted	$1.67	$0.36
Weighted average number of shares outstanding, basic	101,981,583	98,712,581
Weighted average number of shares outstanding, diluted	102,257,673	99,019,944

Unaudited Consolidated Condensed Balance Sheet Data
(Expressed in thousands of U.S. dollars)

ASSETS	March 31, 2022	December 31, 2021
Cash and cash equivalents and resticted cash, current	$442,385	471,250
Other current assets	221,516	211,674
TOTAL CURRENT ASSETS	663,901	682,924

Vessels and other fixed assets, net	2,982,610	3,013,038
Restricted cash, non current	2,021	2,021
Other non-current assets	62,162	56,736
TOTAL ASSETS	$3,710,694	$3,754,719

Current portion of long-term bank loans and lease financing	$205,830	$207,135
Other current liabilities	105,960	83,661
TOTAL CURRENT LIABILITIES	311,790	290,796

Long-term bank loans and lease financing non-current (net of unamortized deferred finance fees of $14,841 and $16,171, respectively)	1,284,472	1,334,593
Other non-current liabilities	46,516	49,312
TOTAL LIABILITIES	$1,642,778	$1,674,701

SHAREHOLDERS' EQUITY	2,067,916	2,080,018

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,710,694	$3,754,719

Unaudited Consolidated Condensed Cash Flow Data
(Expressed in thousands of U.S. dollars)	First quarter 2022	First quarter 2021

Net cash provided by / (used in) operating activities	$229,156	$79,176

Acquisition of vessels and other fixed assets	(101)	(53,436)
Capital expenditures for vessel modifications/upgrades	(6,313)	(11,395)
Insurance Proceeds	1,600	4,544
Net cash provided by / (used in) investing activities	(4,814)	(60,287)

Proceeds from vessels' new debt	-	36,000
Scheduled vessels' debt repayment	(52,756)	(43,416)
Financing fees	-	(1,340)
Refund of financing premia	-	903
Shares issued	4,350	-
Dividend payments	(204,801)	-
Net cash provided by / (used in) financing activities	(253,207)	(7,853)

Summary of Selected Data

	First quarter 2022	First quarter 2021
Average number of vessels (1)	128.0	119.3
Number of vessels (2)	128	125
Average age of operational fleet (in years) (3)	10.1	9.3
Ownership days (4)	11,520	10,737
Available days (5)	11,126	10,115
Charter-in days (6)	199	175
Daily Time Charter Equivalent Rate (7)	$27,405	$15,462
Daily OPEX per vessel (8)	$4,988	$4,410
Daily OPEX per vessel (excl. non recurring expenses) (8)	$4,747	$4,251
Daily Net Cash G&A expenses per vessel (9)	$1,065	$1,087
(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2) As of the last day of the periods reported.
(3) Average age of our operational fleet is calculated as of the end of each period.
(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5) Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and for vessels’ improvements and upgrades. The available days for each period presented were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of COVID-19. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.
(6) Charter-in days are the total days that we charter-in vessels, not owned by us.
(7) Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of voyage revenues net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies due to differences in methods of calculation. For a detailed calculation please see the table at the end of this release with the reconciliation of Voyage Revenues to TCE.
 (8) Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (excluding non- recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring expenses or other additional expenses due to conditions outside of the Company’s control (such as pre-delivery expenses for each vessel at acquisition or increased costs due to the COVID-19 pandemic, if any ) by Ownership days. We exclude non-recurring expenses that may occur occasionally from our Daily OPEX per vessel, since these generally represent items that we would not anticipate occurring as part of our normal business on a regular basis. We believe that Daily OPEX per vessel (excluding non-recurring expenses) is a useful measure for our management and investors for period to period comparison with respect to our operating cost performance since such measure eliminates the effects of non-recurring items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain non-recurring expenses that were previously excluded.
(9) Please see the table at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance.

EBITDA and Adjusted EBITDA Reconciliation
We include EBITDA herein since it is a basis upon which we assess our liquidity position. It is also used by our lenders as a measure of our compliance with certain loan covenants and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.
To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of vessels, share based compensation expense, impairment loss, loss from bad debt, change in fair value of forward freight agreements and bunker swaps and the equity in income/(loss) of investee and other non-cash charges, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet.
EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.
The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA:
(Expressed in thousands of U.S. dollars)	First quarter 2022	First quarter 2021
Net cash provided by/(used in) operating activities	$229,156	$79,176
Net decrease / (increase) in current assets	6,119	26,623
Net increase / (decrease) in operating liabilities, excluding current portion of long term debt	(19,801)	(30,697)
Share – based compensation	(1,233)	(313)
Amortization of deferred finance charges	(1,339)	(1,815)
Unrealized gain / (loss) on forward freight agreements and bunker swaps	(4,060)	(1,194)
Total other expenses, net	11,821	12,690
Income tax	37	-
Equity in income/(loss) of investee	(17)	29
EBITDA	$220,683	$84,499

Equity in (income)/loss of investee	17	(29)
Gain on time charter agreement termination	-	(1,102)
Unrealized (gain)/loss on forward freight agreements and bunker swaps	4,060	1,194
Share-based compensation	1,233	313
Other non-cash charges	(112)	(208)
Adjusted EBITDA	$225,881	$84,667

Net income/(Loss) and Adjusted Net income/(Loss) Reconciliation and calculation of Adjusted Earnings/(Loss) Per Share
To derive Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share from Net Income/(Loss), we exclude non-cash items, as provided in the table below. We believe that Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment loss and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income/(Loss) and Adjusted Earnings/ (Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.
The following table reconciles Net income / (loss) to Adjusted Net income / (loss):
(Expressed in thousands of U.S. dollars except for share and per share data)
	First quarter 2022	First quarter 2021
Net income / (loss)	$170,364	$35,763
Amortization of fair value of above/below market acquired time charter agreements, net	-	(187)
Share – based compensation	1,233	313
Other non-cash charges	(112)	(208)
Unrealized (gain) / loss on forward freight agreements and bunker swaps	4,060	1,194
Equity in income/(loss) of investee	17	(29)
Gain on time charter agreement termination	-	(1,102)
Adjusted Net income / (loss)	$175,562	$35,744
Weighted average number of shares outstanding, basic	101,981,583	98,712,581
Weighted average number of shares outstanding, diluted	102,257,673	99,019,944
Adjusted Earnings / (Loss) Per Share, basic and diluted	$1.72	$0.36

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation
(In thousands of U.S. Dollars, except for TCE rates)

	First quarter 2022	First quarter 2021
Voyage revenues	$360,883	$200,467
Less:
Voyage expenses	(53,404)	$(40,052)
Charter-in hire expense	(4,012)	$(2,943)
Realized gain/(loss) on FFAs/bunker swaps	1,437	$(891)
Amortization of fair value of below/above market acquired time charter agreements, net	-	$(187)
Time Charter equivalent revenues	$304,904	$156,394

Available days	11,126	$10,115
Daily Time Charter Equivalent Rate ("TCE")	$27,405	$15,462

Daily Net Cash G&A expenses per vessel Reconciliation
(In thousands of U.S. Dollars, except for daily rates)

	First quarter 2022	First quarter 2021
General and administrative expenses	$8,765	$7,297
Plus:
Management fees	4,839	4,667
Less:
Share – based compensation	(1,233)	(313)
Other non-cash charges	112	208
Net Cash G&As expenses	$12,483	$11,859

Ownership days	11,520	10,737
Charter-in days	199	175
Daily Net Cash G&A expenses per vessel	$1,065	$1,087

Conference Call details:
Our management team will host a conference call to discuss our financial results on Wednesday, May 25, 2022 at 11:00 a.m., Eastern Time (ET).
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or + (44) (0) 2071 928 592 (Standard International Dial In). Please quote "Star Bulk."
Slides and audio webcast:
There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through our website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The content on our website or in our conference call is not incorporated by reference into this release.
About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Limassol, Singapore and Germany. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. Star Bulk operates a fleet of 128 vessels, with an aggregate capacity of 14.1 million dwt, consisting of 17 Newcastlemax, 22 Capesize, 2 Mini Capesize, 7 Post Panamax, 41 Kamsarmax, 2 Panamax, 20 Ultramax and 17 Supramax vessels with carrying capacities between 52,425 dwt and 209,529 dwt.
Forward-Looking Statements
Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates, and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate; business disruptions due to natural disasters or other disasters outside our control, such as the ongoing global outbreak of the novel coronavirus (“COVID-19”); the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our operating expenses, including bunker prices, dry docking, crewing  and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance practices; general domestic and international political conditions or events, including “trade wars” and the recent conflicts between Russia and Ukraine; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to  grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off‐hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management and our ability to complete acquisition transactions as and when planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:
Simos Spyrou, Christos Begleris
Co ‐ Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
Email: info@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661‐7566
E‐mail: starbulk@capitallink.com
www.capitallink.com